ViRexx Medical Corp.
(a development stage company)
Consolidated Financial Statements
December 31, 2007 and 2006
(expressed in Canadian dollars)

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
ViRexx Medical Corp.

We have audited the consolidated balance sheet of ViRexx Medical Corp. (a development stage company) as at December 31, 2007 and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2007 and for the period from October 30, 2000 (date of incorporation) to December 31, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of ViRexx Medical Corp. as at December 31, 2007 and the results of its operations and its cash flows for the year then ended and for the period from October 30, 2000 (date of incorporation) to December 31, 2007 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of the Company as at December 31, 2006 and for each of the years in the two-year period ended December 31, 2006 and for the period from October 30, 2000 (date of incorporation) to December 31, 2006 were audited by other auditors whose report, dated March 9, 2007, expressed an unqualified opinion on those financial statements and included Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference relating to going concern uncertainty.

We have withdrawn our audit report dated January 31, 2008 as Note 24 to the consolidated financial statements has been restated.  Note 24 contains the reconciliation of the consolidated financial statements from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States and contains additional information on the restatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
January 31, 2008 (June 26, 2008 as to the effects of the restatement as described in Note 24)

PricewaterhouseCoopers LLP Chartered Accountants Suite 1501, TD Tower 10088 – 102 Avenue NW Edmonton, Alberta Canada T5J 3N5 Telephone +1 (780) 441 6700 Facsimile +1 (780) 441 6776

Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements or when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as changes in accounting principles that have been implemented in the financial statements, as described in Note 3 to the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated January 31, 2008 (June 26, 2008 as to the effects of the restatement as described in Note 24), is expressed in accordance with Canadian reporting standards which do not permit a reference to such going concern conditions and events or such changes in accounting principles in the auditors’ report when these are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Edmonton, Alberta, Canada

January 31, 2008 (June 26, 2008 as to the effects of the restatement as described in Note 24)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

ViRexx Medical Corp.
(a development stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31, 2007 $	December 31, 2006 $

Assets

Current assets
Cash and cash equivalents	2,533,105	405,354
Short-term investments	42,143	10,336,837
Prepaid expenses and deposits	139,641	168,502
Other current assets	75,572	194,476

	2,790,461	11,105,169
Property and equipment (note 6)	500,371	475,079
Acquired intellectual property (note 7)	-	27,369,445

	3,290,832	38,949,693

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	2,103,372	1,591,095
Current portion of obligations under capital lease (note 10)	5,931	7,108

	2,109,303	1,598,203
Obligations under capital lease (note 10)	-	5,351
Future income taxes (note 11)	-	5,346,990

	2,109,303	6,950,544

Guarantees (note 12) Commitments and contingencies (notes 13 and 14)

Shareholders’ Equity

Common shares – no par value; unlimited shares authorized; 72,760,717 shares issued and outstanding	54,064,680	54,064,680
Contributed surplus	12,498,710	11,748,640
Deficit accumulated during development stage	(65,381,861)	(33,814,171)

	1,181,529	31,999,149

	3,290,832	38,949,693

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors “Darrell Elliott” “Douglas Gilpin” Chairman and Director Director

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Loss and Comprehensive Loss

(expressed in Canadian dollars)

	Years ended December 31,			Cumulative from October 30, 2000 to
				December 31,
	$2007	$2006	$2005	$2007

Revenue	-	-	-	-

Expenses
Research and development (note 17)	4,760,560	5,937,122	4,750,190	18,652,614
Corporate administration	4,947,487	4,976,837	3,650,282	17,533,788
Amortization	2,502,299	2,771,283	2,499,174	7,934,925

	12,210,346	13,685,242	10,899,646	44,121,327

Loss from operations	(12,210,346)	(13,685,242)	(10,899,646)	(44,121,327)

Other income (expenses)
Interest	212,004	400,201	218,504	965,934
Gain (loss) on disposal of property and equipment	-	878	-	(104,842)
Impairment of acquired intellectual property (note 7)	(24,991,344)	-	-	(24,991,344)
Gain (loss) on foreign exchange	75,006	(30,599)	(45,528)	(33,246)
Debenture interest	-	-	(95,201)	(272,960)
Other	-	-	3,731	19,055

	(24,704,334)	370,480	81,506	(24,417,403)

Loss before income taxes	(36,914,680)	(13,314,762)	(10,818,140)	(68,538,730)

Future income taxes recovery (expense) (note 11)	5,346,990	(4,178,613)	3,358,426	4,526,803

Net loss and comprehensive loss (note 3b)	(31,567,690)	(17,493,375)	(7,459,714)	(64,011,927)

Basic and diluted net loss per common share (note 19)	$(0.43)	$(0.25)	$(0.13)

Basic and diluted weighted average number of common shares	72,760,717	68,921,409	55,827,119

The accompanying notes are an integral part of these consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statement s  of Shareholders’ Equity

(expressed in Canadian dollars)

	Common shares (note 18)
	Number #	Amount $	Equity component of debentures $	Contributed surplus (note 18) $	Deficit accumulated during development stage $	Total shareholders’ equity $

Balance – October 30, 2000	-	-	-	-	-	-
Shares issued on incorporation	200	259	-	-	-	259
Net loss	-	-	-	-	(177,397)	(177,397)

Balance – December 31, 2000	200	259	-	-	(177,397)	(177,138)
Issuance of common shares	16,617,283	1,153,081	-	-	-	1,153,081
Exercise of warrants	260,039	207,094	-	-	-	207,094
Share issue costs	-	(69,067)	-	-	-	(69,067)
Net loss	-	-	-	-	(1,011,957)	(1,011,957)

Balance – December 31, 2001	16,877,522	1,291,367	-	-	(1,189,354)	102,013
Shares issued on settlement of debt	682,686	218,460	-	-	-	218,460
Issuance of common shares	184,000	800,024	-	-	-	800,024
Exercise of warrants	1,869	1,428	-	-	-	1,428
Share issue costs	-	(7,749)	-	-	-	(7,749)
Issuance of convertible debentures	-	-	90,000	-	-	90,000
Amalgamation	(1,000,000)	-	-	-	-	-
Net loss	-	-	-	-	(1,260,472)	(1,260,472)

Balance – December 31, 2002	16,746,077	2,303,530	90,000	-	(2,449,826)	(56,296)
Shares issued under private placement	48,000	31,200	-	-	-	31,200
Exercise of stock options	300,000	126,600	-	-	-	126,600
Conversion of debentures	684,648	261,277	(30,882)	-	-	230,395
Amalgamation	(7,378,725)	-	-	-	(24,498)	(24,498)
Issuance of special warrants	5,200,000	2,881,060	-	205,150	-	3,086,210
Stock options issued to non-employees	-	-	-	85,000	-	85,000
Retroactive adjustment for stock-based compensation	-	-	-	734,773	(734,773)	-
Net loss	-	-	-	-	(1,383,562)	(1,383,562)

Balance – December 31, 2003	15,600,000	5,603,667	59,118	1,024,923	(4,592,659)	2,095,049
Shares issued through public offering	11,000,000	8,388,820	-	411,180	-	8,800,000
Shares issued as corporate finance fee	400,000	-	-	-	-	-
Exercise of warrants	5,500	5,500	-	-	-	5,500
Acquisition of AltaRex Medical Corp.	26,257,759	28,620,957	-	-	-	28,620,957
Exercise of stock options	13,218	15,727	-	(5,153)	-	10,574
Share issue costs	-	(879,688)	-	-	-	(879,688)
Fair value of stock options issued on the acquisition of AltaRex	-	-	-	1,815,378	-	1,815,378
Stock-based compensation	-	-	-	380,577	-	380,577
Net loss	-	-	-	-	(3,657,760)	(3,657,760)

Balance – December 31, 2004	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587

		Continued on next page

The accompanying notes are an integral part of these consolidated financial statements.

Balance – December 31, 2004	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587
Repurchase of common shares	(2,056,900)	(1,645,113)	-	-	(610,663)	(2,255,776)
Exercise of stock options	225,218	267,413	-	(75,699)	-	191,714
Shares issued under private placement	4,035,665	2,970,316	-	1,065,349	-	4,035,665
Exercise of warrants	2,302,875	2,277,370	-	(294,495)	-	1,982,875
Conversion of debentures	561,100	591,281	-	-	-	591,281
Conversion and redemption of debentures	-	-	(59,118)	-	-	(59,118)
Share issue costs	99,010	(227,061)	-	-	-	(227,061)
Stock-based compensation	-	-	-	457,349	-	457,349
Net loss	-	-	-	-	(7,459,714)	(7,459,714)

Balance – December 31, 2005	58,443,445	45,989,189	-	4,779,409	(16,320,796)	34,447,802
Exercise of stock options	590,000	439,341	-	(143,340)	-	296,001
Shares issued under private placements	13,527,272	9,032,430	-	5,967,570	-	15,000,000
Issuance of common shares	200,000	148,000	-	-	-	148,000
Share issue costs	-	(1,544,280)	-	539,962	-	(1,004,318)
Stock-based compensation	-	-	-	605,039	-	605,039
Net loss	-	-	-	-	(17,493,375)	(17,493,375)

Balance – December 31, 2006	72,760,717	54,064,680	-	11,748,640	(33,814,171)	31,999,149
Stock-based compensation	-	-	-	750,070	-	750,070
Net loss and comprehensive loss	-	-	-	-	(31,567,690)	(31,567,690)

Balance – December 31, 2007	72,760,717	54,064,680	-	12,498,710	(65,381,861)	1,181,529

The accompanying notes are an integral part of these consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Years ended December 31,			Cumulative from October 30, 2000 to
				December 31,
	$2007	$2006	$2005	$ 2007

Cash provided by (used in)

Operating activities
Net loss	(31,567,690)	(17,493,375)	(7,459,714)	(64,011,927)
Items not affecting cash
Debenture interest	-	-	95,201	265,487
Amortization	2,502,299	2,771,283	2,499,174	7,934,925
Stock-based compensation (note 18)	750,070	605,039	457,349	2,404,335
Common shares issued to consultants for services rendered	-	148,000	-	148,000
Impairment of acquired intellectual property	24,991,344	-	-	25,233,970
(Gain) loss on disposal of property and equipment	-	(878)	-	104,842
Unrealized foreign exchange gain	-	-	(356)	(9,827)
Future income taxes	(5,346,990)	4,178,613	(3,358,426)	(4,526,803)
Change in non-cash working capital items (note 20)	660,042	764,215	215,670	1,815,518
Purchase of short-term investments (note 4d)	(2,385,157)	-	-	(2,385,157)
Redemption of short-term investments (note 4d)	12,679,851	-	-	12,679,851

	2,283,769	(9,027,103)	(7,551,102)	(20,346,786)

Financing activities
Repayment of obligations under capital lease	(6,528)	(1,755)	-	(8,283)
Issuance of common shares – net of share issue costs	-	14,291,683	5,983,193	33,066,639
Convertible debentures	-	-	(600,144)	84,856
Restricted cash	-	-	659,000	-
Repurchase of common shares	-	-	(2,255,776)	(2,255,776)

	(6,528)	14,289,928	3,786,273	30,887,436

Investing activities
Acquisition of property and equipment	(149,490)	(92,484)	(131,991)	(1,150,396)
Cash acquired on business acquisitions	-	-	-	3,729,561
Proceeds on sale of property and equipment	-	-	5,682	17,753
Expenditures on patents and trademarks	-	-	-	(267,626)
Purchase of short-term investments	-	(13,502,657)	(4,403,506)	(31,426,872)
Redemption of short-term investments	-	8,500,208	7,887,094	21,090,035

	(149,490)	(5,094,933)	3,357,279	(8,007,545)

Increase (decrease) in cash and cash equivalents	2,127,751	167,892	(407,550)	2,533,105

Cash and cash equivalents – Beginning of year	405,354	237,462	645,012	-

Cash and cash equivalents – End of year	2,533,105	405,354	237,462	2,533,105

Supplementary information (note 20)

The accompanying notes are an integral part of these consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

1	Going concern

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) that are applicable to a going concern, which contemplates that ViRexx Medical Corp. (the “Company” or “ViRexx”) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The use of these principles may not be appropriate because at December 31, 2007 there was substantial doubt that the Company will be able to continue as a going concern without raising additional financial resources.

The Company’s management is considering all financing alternatives and is immediately seeking to raise additional funds for operations from current stockholders and other potential investors. This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

These consolidated financial statements do not reflect adjustments in the carrying values of the Company’s assets and liabilities, expenses, and the balance sheet classification used, that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The Company’s management believes sufficient financial resources exist to fund operations into the second quarter of 2008.

2	Nature of operations

ViRexx amalgamated under the Business Corporations Act (Alberta) and is a development-stage biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections.  The Company’s most advanced programs include drug candidates for the treatment of chronic hepatitis B and C, selected solid tumors and liver cancer.

The Company began as Novolytic Corp. on October 30, 2000. ViRexx Research Inc. was incorporated under the Business Corporations Act (Alberta) on June 6, 2001 and on August 1, 2002 ViRexx Research Inc. amalgamated with Novolytic Corp. to continue as ViRexx Research Inc. (“ViRexx Research”).  On December 23, 2003, ViRexx Research was amalgamated with ViRexx Medical Corp. and Norac Industries Inc. (“Norac”) to form and continue business as ViRexx Medical Corp.  Norac was a public company whose shares were listed on the TSX Venture Exchange.  On completion of the amalgamation with Norac, ViRexx became a listed company.

On December 10, 2004, pursuant to a plan of arrangement, the Company acquired all of the outstanding shares of AltaRex Medical Corp. (“AltaRex”) by issuing one-half of one common share in exchange for each issued and outstanding common share of AltaRex.  Following the acquisition, the Company became listed on the Toronto Stock Exchange.

On December 23, 2005, the Company became listed on the American Stock Exchange.

3	Changes in accounting policies

Effective January 1, 2007, the Company adopted the following new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005.  These accounting policy changes were adopted on a retroactive basis with no restatement of prior period consolidated financial statements.  The new standards and accounting policy changes are as follows:

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

3       Changes in accounting policies (Continued)

a)	Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855)

Financial Instruments – Disclosure and Presentation (CICA Handbook Section 3861)

In accordance with these standards, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other liabilities.  Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost using the effective interest method.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss).  Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the consolidated statement of loss. Financial instruments of the Company consist of cash equivalents, short-term investments, other current assets, accounts payable and accrued liabilities and obligations under capital lease.  The fair value of these instruments approximates their carrying amount due to their immediate or short-term maturity.

The Company has made the following classifications:

•	Cash equivalents and short-term investments are classified as held-for-trading and are measured at fair value. Gains and losses related to periodic revaluation are recorded in net loss;

•	Other current assets are classified as loans and receivables and are initially measured at fair value and subsequently at amortized cost using the effective interest method; and

•
Accounts payable and accrued liabilities and obligations under capital lease are classified as other liabilities and are initially measured at fair value and subsequently at amortized cost using the effective interest method.

Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales.  All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income (loss).  The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003, and the change in accounting policy did not have a material impact on the consolidated financial statements.

Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instruments, when they are recognized, and amortized using the effective interest method.  Transaction costs with respect to instruments classified as held-for-trading are expensed as incurred.

As at December 31, 2007, the impact on the consolidated balance sheet of measuring the financial assets and liabilities was $nil.

b)	Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and events from sources other than the Company’s shareholders.  In accordance with this new standard, the Company is required to report a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive loss, and is required to be added to the shareholders’ equity section on the consolidated balance sheet.  The components of accumulated other comprehensive loss may include unrealized gains and losses on financial assets classified as available-for-sale, foreign currency gains and losses on the net investment in self-sustaining foreign operations and changes in fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.  There were no such components to be recognized in other comprehensive loss at adoption on January 1, 2007 or for the year ended December 31, 2007.  As the Company has no items of other comprehensive loss, net loss is equivalent to comprehensive loss and the Company has not reported a separate statement of comprehensive loss.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

3           Changes in accounting policies (Continued)

c)	Hedges (CICA Handbook Section 3865)

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  The Company does not have any hedging items so the implementation of this Section did not have a material impact on the Company’s consolidated financial statements.

d)	Equity (CICA Handbook Section 3251)

In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007.  This Section establishes standards for the presentation of equity during a reporting period.  The implementation of this Section did not have a material impact on the Company’s consolidated financial statements.

e)	Accounting Changes (CICA Handbook Section 1506)

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 "Accounting Changes" which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of Canadian GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on the consolidated financial statements.

4	Summary of significant accounting policies

These consolidated financial statements have been prepared by management in accordance with Canadian GAAP which, with respect to the Company, does not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”), except as disclosed in note 24.  These consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a)	Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are not controlled but over which the Company has the ability to exercise significant influence, are accounted for using the equity method.  Investments in other entities are accounted for using the cost method.  Variable interest entities (“VIEs”) are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIEs’ expected losses and/or expected residual returns.  The Company currently does not have any VIEs.

These consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries: AltaRex Medical Corp., AltaRex U.S Corp. and ViRexx International Corp. Limited.  All inter company balances and transactions have been eliminated on consolidation.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

4           Summary of significant accounting policies (Continued)

b)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Significant estimates are used for, but not limited to, provisions for the assessment of the recoverability of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of overhead expenses to research and development, stock-based compensation and, provisions for income taxes and contingencies.  Actual results could differ materially from those estimates.

c)	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash or cash equivalents and are recorded at cost which is equivalent to fair value.  At December 31, 2007 and 2006 cash and cash equivalents consisted of cash on deposit with banks.

d)	Short-term investments

Short-term investments include securities and term deposits with an original maturity of greater than three months and less than twelve months. Short-term investments are classified as held-for-trading securities and are carried at fair value with gains and losses resulting from fair value adjustments recorded in net loss.  In 2006, short term investments were carried at cost (note 3a).  As short-term investments held in 2007 had maturities of less than 90 days, the cash flows associated with these investments have been classified as operating activities.

e)	Property and equipment

Property and equipment are stated at cost.  Amortization is calculated based on the estimated useful lives of the assets using the declining balance method at the following annual rates:

Laboratory equipment	20%
Office furniture and equipment	20%
Computer equipment	30%
Computer software	100%
Leasehold improvements are amortized on a straight-line basis over the lesser of term of the lease or the estimated useful lives of the assets.

f)	Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as capital leases and classified as property and equipment and obligations under capital lease. Obligations under capital lease reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by lease payments net of imputed interest. Assets under capital leases are amortized based on the estimated useful life of the asset. All other leases are classified as operating leases and leasing costs are expensed in the period in which they are incurred.

g)	Licenses and development agreements

Licenses represent the amount paid for the rights to use certain patents or agreements and are recorded at cost.  Amortization is provided for on a straight-line basis over the lesser of the term of the agreements and the useful life of the patents or agreements.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

4           Summary of significant accounting policies (Continued)

h)	Impairment of long-lived assets

Property and equipment and intangible assets with a finite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Impairment is assessed by comparing the carrying amount of the asset with its expected future net undiscounted cash flows from use together with its residual value.  If an asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds its fair value.

i)	Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured.

j)	Government grants and investment tax credits

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of government assistance.  Government assistance is applied to reduce the carrying amount of any assets acquired or to reduce eligible expenses incurred.  A liability to repay government assistance, if any, is recorded in the periods when the conditions arise that cause the assistance to become repayable.

k)	Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized in accordance with Canadian GAAP once the Company has determined that the commercialization criteria concerning the product or process have been met.  Amortization of these costs over their estimated useful life commences with the successful commercial production or use of the product or process.  Research and development costs include the following direct operating expenses: salaries and benefits, laboratory supplies, administration, occupancy and insurance, contracting, consulting and professional fees.

As at December 31, 2007 and 2006, no development costs have been capitalized.

l)	Foreign currency translation

Translation of transactions arising in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions.  Monetary assets and liabilities are translated at current rates of exchange and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Foreign operations are considered financially and operationally integrated and are translated into Canadian dollars using the temporal method of translation. Gains or losses resulting from translation adjustments are included in the consolidated statement of loss.

m)	Income taxes

The Company follows the liability method of income tax allocation.  Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax basis.  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in rates is included in the consolidated statement of loss in the period that includes the date of substantive enactment.  Future income tax assets are recorded in the consolidated financial statements if, in the opinion of management, realization is considered to be more likely than not.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

4           Summary of significant accounting policies (Continued)

n)	Stock-based compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan described in note 18.  Awards of stock options granted to employees, consultants, officers and directors are accounted for in accordance with the fair value method and result in compensation expense.  The expense is recognized in the consolidated statement of loss over the vesting period of the specific option.  The corresponding credit is recorded as contributed surplus.  Any consideration paid on the exercise of stock options is credited to share capital.  Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

o)	Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method of calculating diluted loss per share.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants is applied to repurchase common shares at the average market price for the year.

5	Future accounting pronouncements

a)	Capital Disclosures (CICA Handbook Section 1535)

In November 2006, the CICA issued new Handbook Section 1535 "Capital Disclosures", effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity's capital and how it is managed in order that a user of the financial statements may evaluate the entity's objectives, policies and processes for managing capital. This new Standard will not have a material effect on the Company's consolidated financial statements.  The following disclosure will be added to annual and interim reports beginning January 1, 2008:

The Company's objectives when managing capital are:

To safeguard the Company's ability to continue as a going concern, to continue to provide returns for shareholders and benefits for other stakeholders, and;

To provide an adequate return to shareholders commensurate with the level of risk associated with a development stage biotechnology company.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the number of shares issued, sell assets, enter into mergers and acquisitions, acquire debt or enter into some other form of financing facility.

Capital comprises all components of equity (i.e. common shares, contributed surplus, and deficit accumulated during development stage) other than amounts in accumulated other comprehensive income relating to cash flow hedges.

b)	Inventories (CICA Handbook Section 3031)

Effective January 1, 2008, the Company will be required to adopt CICA Section 3031 “Inventories”. This Section prescribes the measurement of inventory at the lower of cost and net realizable value. The cost of inventories shall comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. This Section applies to interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2008. The Company plans to adopt this Section for its fiscal year beginning January 1, 2008 and it will not have a material effect on the Company's consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

5           Future accounting pronouncements (Continued)

c)	Financial Instruments: Disclosures (CICA Handbook Section 3862)/ Presentation (CICA Handbook Section 3863)

Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, which will replace Section 3861 “Financial Instruments – Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006. The Company plans to adopt these Sections for its fiscal year beginning January 1, 2008 and they will not have a material effect on the Company's consolidated financial statements.

d)	Convergence to International Financial Reporting Standards (“IFRS”)

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with IFRS over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken in 2008. The impact of this transition on the Company's consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.

6	Property and equipment

	2007
	Cost $	Accumulated amortization $	Net $
Laboratory equipment	622,442	269,181	353,261
Office furniture and equipment	121,524	60,047	61,477
Computer equipment and software	260,356	193,693	66,663
Leasehold improvements	36,469	17,499	18,970
	1,040,791	540,420	500,371

	2006
	Cost $	Accumulated amortization $	Net $

Laboratory equipment	489,347	208,344	281,003
Office furniture and equipment	116,874	45,356	71,518
Computer equipment and software	248,610	150,575	98,035
Leasehold improvements	36,469	11,946	24,523
	891,300	416,221	475,079

Amortization expense relating to property and equipment charged to current operations was $124,198 (2006 – $150,631; 2005 – $141,733)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

7	Acquired intellectual property

	$2007	$2006
Unither development agreement – net of accumulated amortization of $7,350,118 (2006 – $4,973,927)	24,980,404	27,356,595
Other licenses – net of accumulated amortization of $14,060 (2006 – $12,150)	10,940	12,850
Write-down due to impairment loss	(24,991,344)	-
	-	27,369,445

Amortization expense relating to intellectual property charged to operations was $2,378,101 (2006 - $2,620,652; 2005 - $2,357,441).

On December 5, 2007, the Company announced the results of two Phase III clinical trials of OvaRex® MAb for the treatment of advanced ovarian cancer.  The results showed that the studies failed to reach statistical significance.  These trials were conducted and based on acquired intellectual property and related agreements from AltaRex in December 2004.  The trials were conducted by ViRexx's licensing partner, Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation.  The development agreements have been terminated and the Company is now in the process of final collection of data and records. The value of the Unither development agreement and other licenses was directly linked to expected future cash flows from these agreements.  Due to the failure of the clinical trials and the termination of the development agreement the ability to realize the expected future economic benefit from the acquired intellectual property is remote.  Therefore, the entire unamortized value of the acquired intellectual property has been recognized as an impairment loss in the consolidated statement of loss.

8	Related party transactions and balances

Related parties consist of certain directors and shareholders, companies owned or controlled by certain shareholders and professional firms in which certain directors, officers or shareholders have interests.  The following transactions were incurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year, the Company incurred amounts totaling approximately $510,525 (2006 - $301,870; 2005 - $373,870) for legal services rendered by a firm in which a certain corporate officer is a partner.  The Company also paid $435,207 (2006 - $138,750; 2005 - $41,670) for consulting services rendered by directors of the Company.  At December 31, 2007 approximately $108,964 (2006 - $540) of amounts due to related parties are included in accounts payable and accrued liabilities.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

9	Accounts Payable and accrued liabilities

	$2007	$2006

Professional fees	1,022,777	385,745
Laboratory supplies and services	667,905	137,340
Salaries	272,920	692,176
Office and administration	107,770	178,834
Other	32,000	48,000
Clinical trial costs	-	149,000
	2,103,372	1,591,095
10	Obligations under capital lease

Total principal payments for the year ended December 31, 2007 were $6,528 (2006 - $1,755; 2005 - nil).  Future obligations under capital leases for 2008 are $6,159.

Total future minimum lease payments	$6,159
Less interest at 8.60%	228
Balance of obligations under capital lease	5,931
Less current portion	5,931
Long-term obligations under capital lease	$-

Interest expense during the year ended December 31, 2007 totaled $807 (2006 - $386; 2005 - nil).

11	Income taxes

The reconciliation of income taxes expense (recovery) attributable to operations using the statutory tax rate is as follows:

	$2007	$2006	$2005
Canadian statutory rates	32.12%	32.49%	33.62%
Expected recovery at the statutory rate	(11,856,995)	(4,342,861)	(3,637,058)
Unrecognized deductible temporary differences and tax losses	3,020,765	8,983,035	(129,368)
Non-taxable portion of gain and other items	(657,433)	(1,091,142)	-
Impact of substantively enacted rate changes	1,141,650	439,716	-
Impact of foreign jurisdiction enacted rate changes	2,967,165	99,867	-
Stock-based compensation and other non-deductible expenses	37,858	89,998	408,000
Future income taxes (recovery) expense	(5,346,990)	4,178,613	(3,358,426)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

11           Income taxes (Continued)

Significant components of the Company’s future tax balances are as follows:

	$2007	$2006
Future tax assets
Non-capital loss carry forwards	7,090,715	6,173,303
Irish trading losses	263,852	90,288
Research and development deductions and investment tax credits	3,555,450	2,534,944
Acquired intellectual property	561,955	-
Other assets	531,828	595,282
	12,003,800	9,393,817
Future tax liabilities
Acquired intellectual property	-	(5,757,772)
	12,003,800	3,636,045
Valuation allowance	(12,003,800)	(8,983,035)
Net future tax liability	-	(5,346,990)

At December 31, 2007, the Company had approximately $28,362,000 (2006 - $21,255,000) of Canadian non-capital loss carry forwards; $2,111,000 (2006 - $722,000) of Irish trading losses; $6,854,000 (2006 - $4,657,000) of Canadian scientific research and experimental development (“SR&ED”) expenditures; and, $1,841,000 (2006 - $1,184,000) of Canadian investment tax credits available to reduce taxable income in future years.  The benefit and realization of the Canadian non-capital loss carry forwards, Irish trading losses, Canadian SR&ED expenditures and Canadian investment tax credits is not considered more likely than not of being realized through the use of feasible tax planning strategies.  Therefore these benefits have not been recognized in these consolidated financial statements.  SR&ED expenditures and Irish trading losses may be carried forward indefinitely.  The Canadian non-capital loss carry forwards and investment tax credits expire as follows:

	Non-capital loss carry forwards $	Investment tax credits $
2008	334,000	-
2009	668,000	10,000
2010	929,000	1,000
2012	-	2,000
2013	1,357,000	19,000
2014	1,946,000	454,000
2015	6,259,000	620,000
2026	7,368,000	735,000
2027	9,501,000	-
	28,362,000	1,841,000

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

12	Guarantees

The Company has agreements to indemnify its officers and directors for certain events or occurrences while the officer or director is or was serving at the Company's request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company maintains director and officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

13	Commitments

At December 31, 2007, expected minimum lease payments in each of the next four years and in total, relating to the office and laboratory facility and clinical research, are as follows:

$
2008	130,816
2009	124,885
2010	115,885
2011	48,285
Thereafter	-
419,871

14	Contingencies

The Company received statements of claim from three former management employees relating to their termination of employment with the Company.  The former employees assert that they are entitled to additional pay, benefits and accelerated vesting of their stock options due to a change in control within the Company in 2007.  The collective total of these claims is $1,689,750.  ViRexx believes that these claims are without merit and intends to aggressively defend this position.  As the outcome is uncertain, no amount has been accrued in these consolidated financial statements.

15	Subsequent events

In February 2008, the Company proposed settlement of a claim for severance pay and wrongful dismissal filed by a former employee.  The settlement amount is accrued for in these consolidated financial statements.

Also, during February 2008 the Company has proposed a settlement to Clarus Securities Ltd. (“Clarus”) for damages for non-performance in regard to the cancellation of a $15,000,000 public offering.  The proposed settlement includes a cash payment and warrants.  The cash settlement amount has been accrued in these consolidated financial statements.  The issuance of the warrants will be recorded in the first quarter of 2008 once they are issued and the exercise price has been determined.

16	Government assistance and research and development projects

During the year ended December 31, 2007, the Company qualified for a non-repayable grant in the amount of $226,545 (2006 - $222,140; 2005 - $45,000) from the National Research Council of Canada, of which $30,265 remained receivable at December 31, 2007 (2006 - $84,697; 2005 - $nil) and is included in other current assets on the consolidated balance sheets.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

16           Government assistance and research and development projects (Continued)

In 2004, the Company entered into a technology commercialization agreement with the Alberta Heritage Foundation for Medical Research (“AHFMR”) in support of costs for the Phase I liver cancer study for the Occlusin™ Injection product.  Funding of $500,000 was received and credited against research and development expenses in the year ended December 31, 2004.  The Company is required to pay a royalty equivalent to twice the amount of funding received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum.  The maximum total payments by the Company under this agreement are $1,000,000 and begin once there are commercial sales.  To date, there have been no commercial sales.

In 1997, AltaRex entered into an agreement with the AHFMR to jointly fund clinical trials, with AltaRex controlling, through ownership or licensing, certain technology as described in the agreement.  Funding of $500,000 was received in 1997.  The Company is required to pay a royalty equivalent to twice the amount of funding received from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum.  The maximum total payments by the Company under this agreement are $1,000,000 and begin once there are commercial sales.  To date, there have been no commercial sales.

Amounts received related to government assistance were recorded as a reduction of research and development expense.

17	Research and development projects

The Company is in the development stage and conducts research and development in the areas of biopharmaceutical products for the treatment of ovarian cancer, chronic hepatitis B, chronic hepatitis C and selected solid tumours.

•
The Company’s T-ACT™ technology platform is a novel and proprietary targeted tumour starvation technology platform which has the potential to produce a wide range of products that stop the flow of blood to solid tumours, both malignant (cancer) and non-malignant (benign).

•
The Chimigen™ technology platform encompasses a molecular design recognizable by the body’s immune system to break tolerance by mounting a humoral (antibody) as well as a highly desirable cellular response to clear the virus that is responsible for the chronic infection.

•
OvaRex® MAb is a murine monoclonal antibody that has a high degree of specificity to a tumour associated antigen that is over-expressed in the majority of late stage ovarian cancer patients.  The Company believes that the product acts as an immunotherapeutic agent by inducing and/or amplifying the human body’s immune response against ovarian cancer.  All development costs for OvaRex® MAb were borne by Unither pursuant to the development agreement described in note 7.

	$2007	$2006	$2005
T-ACT™	1,717,158	1,609,644	1,236,748
Chimigen™	1,906,619	3,651,341	3,162,108
OvaRex® MAb	1,363,328	898,277	396,334
Gross research and development expenses	4,987,105	6,159,262	4,795,190
Government grants (note 16)	(226,545)	(222,140)	(45,000)
Net research and development expenses	4,760,560	5,937,122	4,750,190

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

18	Share capital

Authorized share capital

The Company is authorized to issue an unlimited number of no par value common shares.

Normal Course Issuer Bid

On December 21, 2004, the Company received approval for a Normal Course Issuer Bid allowing the Company to repurchase up to 2,663,824 common shares during the period from December 23, 2004 to December 22, 2005, at the market price at the time of purchase.  The Company repurchased 2,056,900 common shares at an average price of $1.10 per share for the period January 1, 2005 to December 22, 2005, which resulted in a reduction of $1,645,113 to share capital and a charge of $610,663 to deficit.

2007 Transactions

There were no transactions impacting share capital in fiscal 2007.

2006 Transactions

On February 16, 2006, the Company completed a private placement of 10,909,090 units for gross proceeds of $12,000,000.  Each unit consists of one common share and one common share purchase warrant.  Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.50 for a period of two years.  Proceeds of $5,404,363 were allocated to contributed surplus based on the estimated fair value of the warrants on the date granted.  The brokers for the private placement received compensation of 7% of the gross proceeds and 1,090,909 broker warrants valued at $539,962 as a commission.  Each broker warrant entitles the brokers to acquire one common share of the Company for $1.50 per share until February 15, 2008.  Additional cash costs of $64,603 were also incurred.

On April 7, 2006, the Company completed a private placement of 800,000 units for gross proceeds of $1,000,000.  Each unit consists of one common share and one common share purchase warrant.  Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.75 for a period of two years.  Proceeds of $276,480 were allocated to contributed surplus based on the estimated fair value of the warrants on the date granted.  The broker for the private placement received cash of $40,000 as a commission.

On November 1, 2006, the Company issued 200,000 common shares at a price of $0.74 in lieu of cash consideration for investor relations consulting for a non-cash expense of $148,000.

On December 6, 2006, the Company completed a private placement of 1,818,182 units for gross proceeds of $2,000,000.  Each unit consists of one common share and one common share purchase warrant.  Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.75 for a period of two years.  Proceeds of $286,727 were allocated to contributed surplus based on the estimated fair value of the warrant on the date granted.  The brokers for the private placement received cash of $59,715 as a commission.

2005 Transactions

On September 9, 2005, the Company completed a brokered private placement of 4,035,665 units for gross proceeds of $4,035,665.  Each unit consisted of one common share and one-half of one share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of $1.20 for a period of two years.  Proceeds were allocated $2,970,316 to share capital and $1,065,349 to contributed surplus based on the estimated fair value of the warrants on the date granted.  The broker for the private placement received cash of 7% of the gross proceeds and 403,567 broker warrants as a commission.  Each broker warrant entitles the broker to acquire one common share of the Company for $1.20 per share until September 9, 2007.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

18           Share capital (Continued)

Stock options

The Company’s Stock Option Plan provides for the granting of stock options to directors, officers, employees and consultants.  On June 16, 2005, the Company’s shareholders approved a new plan (the “Plan”).  The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company.  All options vest within three years or less and are exercisable for a period of ten years or less from the date of grant.

The following table summarizes information relating to stock options outstanding and exercisable under the Plan at December 31, 2007, 2006 and 2005.
		2007		2006		2005
	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $
Outstanding – Beginning of year	6,096,241	0.81	6,670,200	0.84	6,369,168	0.84
Granted	2,580,341	0.50	837,363	1.00	640,000	1.04
Exercised	-	0.00	(590,000)	0.50	(225,218)	0.85
Expired	(2,538,461)	0.76	(550,665)	0.90	(113,750)	5.64
Forfeited	(805,310)	0.84	(270,657)	0.94	-
Outstanding – End of year	5,332,811	0.67	6,096,241	0.81	6,670,200	0.84
Exercisable – End of year	4,854,674	0.71	5,282,401	0.78	5,712,066	0.80

On February 1, 2005, the Company granted 300,000 stock options as an inducement to an individual to join the Company as an officer and these were not issued under the Plan.  These options have expired and are included in the claims described in note 14.

The following table summarizes information relating to currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number of Options #	Weighted Average Remaining Contracted Life (years)	Weighted Average Exercise Price $	Exercisable Number of Options #	Weighted Average Exercise Price $
0.00 – 0.50	1,057,166	9.98	0.10	1,057,166	0.10
0.51 – 1.00	3,484,120	4.00	0.78	3,096,333	0.80
1.01 – 1.50	771,525	9.03	1.13	681,175	1.10
1.51 – 7.00	20,000	3.34	5.08	20,000	5.08
0.00 – 7.00	5,332,811	5.92	0.67	4,854,674	0.71

At December 31, 2007, the 5,332,811 options outstanding had a weighted average remaining contracted life of approximately six years (2006 – four years).

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

18       Share capital (Continued)

Stock-based compensation expense

During the year ended December 31, 2007, the Company recognized $750,070 (2006 - $605,039; 2005 - $457,349) of compensation expense and contributed surplus.  Research and development expense and corporate administration expense included compensation expense of $131,234 (2006 - $150,959; 2005 - $53,780) and $618,836 (2006 - $454,080; 2005 - $403,569) respectively.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2007	2006	2005

Expected life	7 years	7 years	7 years
Risk-free interest rate	4.2%	4.1%	4.3%
Expected volatility	85.4%	58.6%	87.6%
Expected dividend yield	0.0%	0.0%	0.0%
Expected forfeiture rate	25.0%	25.0%	25.0%

Weighted average fair value of options granted	$0.34	$0.54	$0.93

Warrants

At December 31, 2007, there were 14,618,181 (2006 - 17,077,480) warrants outstanding at a weighted average exercise price of $1.48 (2006 - $1.44).  The value attributed to the warrants is included in contributed surplus.

				2007
Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #
September 9, 2007	1.20	2,459,299	-	-	2,459,299	-
February 15, 2008	1.50	11,999,999	-	-	-	11,999,999
April 7, 2008	1.75	800,000	-	-	-	800,000
December 6, 2008	1.25	1,818,182	-	-	-	1,818,182
		17,077,480	-	-	2,459,299	14,618,181

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

18           Share capital (Continued)

				2006
Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #
November 26, 2006	4.00	360,000	-	-	360,000	-
September 9, 2007	1.20	2,459,299	-	-	-	2,459,299
February 15, 2008	1.50	-	11,999,999	-	-	11,999,999
April 7, 2008	1.75	-	800,000	-	-	800,000
December 6, 2008	1.25	-	1,818,182	-	-	1,818,182
		2,819,299	14,618,181	-	360,000	17,077,480

The fair value of each warrant granted is estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2007	2006	2005
Warrant price	N/A	$1.34	$1.05
Strike price	N/A	$1.48	$1.20
Years to maturity	N/A	2 years	2 years
Risk-free interest rate	N/A	4.0%	3.0%
Volatility	N/A	61.20%	81.0%
Expected dividend yield	N/A	0.0%	0.0%
Weighted average fair value of warrants granted	N/A	$0.45	$0.43

19	Net loss per common share

Common shares that could potentially dilute basic loss per common share in the future, but were not included in the computation of diluted loss per common share for December 31, 2007, 2006 and 2005 because to do so would be anti-dilutive, are as follows:

	2007 #	2006 #	2005 #
Stock options	5,332,811	6,396,241	6,970,200
Warrants	14,618,181	17,077,480	2,819,299
Total anti-dilutive shares	19,950,992	23,473,721	9,789,499

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

20	Supplementary cash flow information

	$2007	$2006	$2005
Change in non-cash working capital items
Prepaid expenses and deposits	28,861	(1,844)	216,485
Other current assets	118,904	(154,870)	73,824
Accounts payable and accrued liabilities	512,277	920,929	(74,639)
	660,042	764,215	215,670

Income taxes paid	-	-	-

Interest paid	1,659	1,458	200,144

Interest received	218,152	400,201	218,504

21	Segment Information

The Company operates in one business segment which is the development of pharmaceutical products based on its licensed and proprietary technologies, with substantially all of its operations and long lived assets, excluding a portion of the intangible assets, in Canada.

22	Corporate reorganization

On February 14, 2007, a 13D was filed with the United States Securities and Exchange Commission by 27% of the shareholders to recommend a change in the majority of the Board of Directors of ViRexx.  Also at this time, work was being performed relating to the proposed $15.0 million public offering.  On April 7, 2007, management discontinued the public offering subsequent to the agreement reached with the 13D group.  ViRexx incurred costs of $740,924 relating to these actions.

In November 2006, ViRexx announced an operational restructuring in which staffing levels were reduced by seven employees in an effort to reduce spending.
	$2007	$2006	$2005
Severance	-	135,807	-
Legal	463,155	5,100	-
Travel	42,890	-	-
Accounting	92,246	-	-
Consulting	142,633	16,625	-
	740,924	157,532	-

These costs are included in corporate administration in the consolidated statement of net loss and include amounts disclosed in note 14 and 15 to the extent they have been accrued.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

23	Financial instruments

Financial instruments of the Company consist of cash, short-term investments, other current assets, accounts payable and accrued liabilities and obligations under capital lease.  The fair value of these instruments approximates their carrying amount due to their immediate or short-term maturity.

Credit risk

Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and short-term investments.  The Company has investment policies to mitigate against the deterioration of principal, to enhance the Company’s ability to meet its liquidity needs and to optimize yields within those parameters.  Cash and short-term investments are on deposit with a Canadian chartered bank.

Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents and short-term investments.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Currency risk

The Company operates primarily within Canada and, therefore, is not exposed to significant foreign currency risk.  The Company has not entered into foreign exchange derivative contracts.

Liquidity risk

The Company’s exposure to liquidity risk is dependent on purchasing commitments and obligations or raising of funds to meet commitments and sustain operations. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

24	Reconciliation to accounting principles generally accepted in the United States

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP.  These principles conform in all material respects with U.S. GAAP except as noted below.

Consolidated Balance Sheets	December 31, 2007		December 31, 2006
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Acquired intellectual property (a)	-	-	$ 27,369,445	-
Future income taxes (a)	-	-	5,346,990	-
Deficit accumulated during development stage (a)	(65,381,861)	(65,381,861)	(33,814,171)	(55,836,626)

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

24           Reconciliation to accounting principles generally accepted in the United States (Continued)

Shareholders’ Equity	December 31, 2007 $	December 31, 2006 $
Canadian GAAP	1,181,529	31,999,149
Adjustments
Acquired intellectual property rights (a)	-	(27,369,445)
Future income taxes (a)	-	5,346,990
U.S. GAAP	1,181,529	9,976,694

Consolidated Statements of Loss and Comprehensive Loss

	$2007	$2006	$2005
Net loss and comprehensive loss in accordance with Canadian GAAP	(31,567,690)	(17,493,375)	(7,459,714)
Adjustments
Write-down of acquired intellectual property (a)	24,991,344	-	-
Amortization (a)	2,378,101	2,620,652	2,357,441
Future income taxes (a)	(5,346,990)	4,178,613	(3,358,426)
Net loss and comprehensive loss in accordance with U.S. GAAP	(9,545,235)	(10,694,110)	(8,460,699)
Canadian GAAP
Net loss per common share – basic and diluted	(0.43)	(0.25)	(0.13)
U.S. GAAP
Net loss per common share – basic and diluted	(0.13)	(0.16)	(0.15)
	#	#	#
Weighted-average number of common shares outstanding – basic and diluted	72,760,717	68,921,409	55,827,119

Consolidated Cash Flow Statements

Subsequent to the issuance of the Company’s 2007 consolidated financial statements, the Company’s management determined that certain cash flows associated with short-term investments should have been classified with cash flows from investing activities rather than cash flows from operating activities for U.S. GAAP purposes for the period from January 1 2007 to December 31, 2007. Commencing on January 1, 2007 new short-term investments were classified as held-for-trading securities and properly classified as cash flows from operating activities.  However, proceeds associated with the settlement of short-term investments purchased prior to January 1, 2007 and classified as available-for-sale should have been reflected with cash flows from investing activities for the period from January 1, 2007 to December 31, 2007. As a result, the U.S. GAAP operating cash flows were overstated by $10,336,837 (restated 2007 amount ($8,053,068)) and the U.S. GAAP investing cash flows understated by the same amount (restated 2007 amount $10,187,347).

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

24           Reconciliation to accounting principles generally accepted in the United States (Continued)

This U.S. GAAP reclassification of cash flows did not impact the Company’s consolidated balance sheets, consolidated statements of loss and comprehensive loss or the Canadian GAAP consolidated statements of cash flows.

There are no reconciling difference between Canadian GAAP and U.S. GAAP for the years ended December 31, 2006 and 2005 in respect of the consolidated cash flow statements

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

(a)	Acquired intellectual property rights

Canadian GAAP requires the capitalization and amortization of the costs of acquired intellectual property.  Under U.S. GAAP, the cost of acquiring intellectual property is charged to expense as in-process research and development (“IPRD”) when acquired if the feasibility of such technology has not been established and no future alternative use exists.  This difference increases the loss from operations under U.S. GAAP in the year the IPRD is acquired and reduces the loss under U.S. GAAP in subsequent periods because there is no amortization charge.

Under Canadian GAAP, a future tax liability is also recorded upon acquisition of the intellectual property to reflect the tax effect of the difference between the carrying amount of the intellectual property in the consolidated financial statements and the tax basis of these assets.  Under U.S. GAAP, because the intellectual property is expensed immediately as IPRD, there is no difference between the tax basis and the financial statement carrying value of the assets and therefore no future tax liability exists.

All of the acquired intellectual property that had been previously recognized on the consolidated financial statements under Canadian GAAP was written off during the year ended December 31, 2007 (note 7).  At December 31, 2007, the consolidated balance sheets are the same using Canadian GAAP and U.S. GAAP as there are no other reconciling items present.

(b)	Stock-based compensation

For U.S. GAAP, the Company applied Statement of Financial Accounting Standards (“FAS”) No. 123 as of January 1, 2004 using the retroactive restatement transition provisions of FAS 123, which requires the restatement of all periods presented for options granted, modified or settled in fiscal years beginning after December 15, 1994.

FAS 123 was subsequently revised through the issue of FAS 123R (2004), FSP FAS 123R-1 (2005) and FSP FAS 123R-2 (2005).  Under the provisions of FAS 123R and related FSP’s, all share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

(c)	Current accounting pronouncements

a)	Recent United States accounting pronouncements issued and adopted

i)	Accounting for uncertainty in income taxes

In June 2006, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of Statement of Financial Accounting (“FAS”) 109 “Accounting for Income Taxes”.  On January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

24       Reconciliation to accounting principles generally accepted in the United States (Continued)

The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

b)	Recent United States accounting pronouncements issued and not yet adopted

i)	Fair value measurements

In September 2006, the FASB approved FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and enhances disclosures about fair value measurements.  This statement applies when other accounting pronouncements require fair value measurements.  It does not require new fair value measurements.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The adoption of FAS 157 will not result in a material impact on the Company’s financial position or results of operations.

ii)	The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”), which allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. This statement is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances. The adoption of FAS 159 will not result in a material impact on the Company’s financial position or results of operations.

iii)	Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities

In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 07-3 “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007.   The adoption of EITF 07-03 will not result in a material impact on the Company’s financial position or results of operations.

iv)	Collaborative Agreements

In September 2007, the EITF reached a consensus on EITF Issue No. 07-1 “Collaborative Arrangements” ("EITF 07-1"). EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008.  EITF 07-1 is effective for fiscal years beginning after December 15, 2008.  The Company is currently assessing the impact EITF 07-1will have on its results of operations and financial position.

ViRexx Medical Corp.
(a development stage company)
Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

24       Reconciliation to accounting principles generally accepted in the United States (Continued)

v)	Business Combinations

The FASB recently completed the second phase of its business combinations project, to date the most significant convergence effort with the International Accounting Standards Board (“IASB”), and issued the following two accounting standards:

i.	Statement No. 141, Business Combination; and

ii.	Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51.

These statements dramatically change the way companies account for business combinations and noncontrolling interests (minority interests in current U.S. GAAP).  Compared with their predecessors, Statements 141(R) and 160 will require:

•	More assets acquired and liabilities assumed to measured at fair value as of the acquisition date;

•	Liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period;

•	An acquirer in preacquisition periods to expense all acquisition related costs; and

•	Noncontrolling interests in subsidiaries initially to be measure at fair value and classified as a separate component of equity.

Statements 141(R) and 160 should both be applied prospectively for fiscal years beginning on or after December 15, 2008.  However, Statement 160 requires entities to apply the presentation and disclosure requirements retrospectively (e.g., by reclassifying noncontrolling interests to appear in equity) to comparative financial statements if presented.  Both standards prohibit early adoption.  The Company is currently assessing the impact these new standards will have on its consolidated financial statements.